Exhibit 99.12
Wipro Limited — Results for the Quarter ended June 30, 2007
WIPRO LIMITED, CONSOLIDATED AUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE QUARTER ENDED JUNE 30, 2007
Rs. in Million Particulars Quarter ended June 30, Year ended 2007 2006 Growth % March 31, 2007
Revenues
IT Services 26,984 22,407 20% 101,554
BPO Services 2,515 2,098 20% 9,391
Global IT Services and Products 29,499 24,505 20% 110,945
India & AsiaPac IT Services and Products 7,501 4,564 64% 24,835
Consumer Care and Lighting 2,350 1,768 33% 8,182
Others 2,954 804 7,130
Eliminations (271) (216) (1,084)
TOTAL 42,033 31,425 34% 150,008 Profit before Interest and Tax — PBIT
IT Services 5,788 5,594 3% 24,782
BPO Services 574 426 35% 2,157
Global IT Services and Products 6,362 6,020 6% 26,939
India & AsiaPac IT Services and Products 567 353 61% 2,139
Consumer Care and Lighting 305 231 32% 1,006
Others 59 69 322
TOTAL 7,293 6,673 9% 30,406
Interest (Net) and Other Income 868 507 71% 2,582
Profit Before Tax 8,161 7,180 14% 32,988
Income Tax expense including Fringe Benefit Tax (1,005) (1,041) (3,868)
Profit before Share in earnings / (losses) of Affiliates and minority interest 7,156 6,139 17% 29,120
Share in earnings of affiliates 97 65 295
Minority interest 3 — 6
PROFIT AFTER TAX 7,256 6,204 17% 29,421 EARNINGS PER SHARE — EPS
Equity shares of par value Rs. 2/- each Basic (in Rs.) 5.00 4.37 20.62 Diluted (in Rs.) 4.98 4.30 20.41 OPERATING MARGIN
IT Services 21% 25% 24% BPO Services 23% 20% 23% Global IT Services and Products 22% 25% 24%
India & AsiaPac IT Services and Products 8% 8% 9% Consumer Care and Lighting 13% 13% 12% TOTAL 17% 21% 20% CAPITAL EMPLOYED
IT Services 44,358 32,970 46,454
BPO Services 2,729 7,010 2,493
Global IT Services and Products 47,087 39,980 48,947
India & AsiaPac IT Services and Products 7,097 3,211 5,363
Consumer Care and Lighting 2,825 2,181 2,957
Others 46,666 29,894 42,582
TOTAL 103,675 75,266 99,849 CAPITAL EMPLOYED COMPOSITION
IT Services 43% 44% 47% BPO Services 3% 9% 2% Global IT Services and Products 45% 53% 49%
India & AsiaPac IT Services and Products 7% 4% 5% Consumer Care and Lighting 3% 3% 3% Others 45% 40% 43% TOTAL 100% 100% 100% RETURN ON AVERAGE CAPITAL EMPLOYED
IT Services 51% 70% 64% BPO Services 88% 25% 49% Global IT Services and Products 53% 63% 63%
India & AsiaPac IT Services and Products 36% 50% 55%
Consumer Care and Lighting 42% 54% 48% TOTAL 29% 38% 36%
Notes to Segment Report a) The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by The Institute of Chartered Accountants of India. b) Segment revenue includes all allocable other income and exchange differences which are reported in other income / general & administrative expenses in the financial statements. c) PBIT for the quarter ended June 30, 2007 is after considering restricted stock unit amortisation of Rs. 286 Million (2006: Rs. 148 Million & 2007: Rs 1078 Million). PBIT of Global IT Services and Products for the quarter ended June 30, 2007, is after considering restricted stock unit amortisation of Rs. 247 Million (2006: Rs. 131 Million & 2007: Rs 936 Million). d) Capital employed of segments is net of current liabilities as shown in the table below.
e) Capital employed of ‘Others’ includes cash and cash equivalents including liquid mutual funds of Rs. 37,074 Million (2006: Rs. 31,238 Million & 2007 Rs. 42,652 Million).
As of June 30, As of Name of the Segment 2007 2006 March 31, 2007
Global IT Services and Products 17,033 16,249 18,501
India & AsiaPac IT Services and Products 6,956 5,866 7,580
Consumer Care and Lighting 1,684 1,339 1,537
Others 7,446 11,918 14,765
33,119 35,372 42,383
f) The Company has four            geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined in the table below. (Rs. in Million)
g) For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.
Quarter ended June 30, Year ended March 31, Geography 2007% 2006% 2007%
India 10,429 25% 5,941 19% 31,371 21% USA 19,153 46% 16,390 52% 72,702 48% Europe 10,545 25% 7,516 24% 36,972 25% Rest of the World 1,906 5% 1,578 5% 8,963 6% Total 42,033 100% 31,425 100% 150,008 100%
h) The acquisitions consummated during the year ended March 31, 2006 and 2007 were reported separately in the segment report. The acquisitions have been completely integrated into Global IT Services and Products and hence not reported separately in the segment report. Segment information for the previous periods has accordingly been reclassified on a comparable basis.
i) Refer Note 3 of audited financial statements for the quarter ended June 30, 2007 of Wipro Limited, Parent Company published herewith, relating to designated forward contracts and options.
WIPRO LIMITED
STANDALONE – PARENT COMPANY
AUDITED FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2007
Rs. in Million
Particulars Quarter ended June 30, Year ended 2007 2006 March 31, 2007
REVENUES 36,791 30,016 136,795
Cost of Sales / Services a) Consumption of raw materials * 5,412 3,510 18,890
b) Other expenditure 19,260 15,710 69,929
Gross Profit 12,119 10,796 47,976
Selling and Marketing expenses 2,545 1,957 8,506
General and Administrative expenses 1,765 1,359 6,769
Operating Profit before interest and depreciation 7,809 7,480 32,701
Interest expense 110 1 72
Depreciation 1,073 811 3,598
Operating Profit after interest and depreciation 6,626 6,668 29,031
Other income 977 503 2,731
Profit before tax 7,603 7,171 31,762
Provision for tax 889 980 3,341
PROFIT FOR THE PERIOD 6,714 6,191 28,421
Paid up equity share capital 2,918 2,864 2,918
Reserves 97,742 69,560 90,251
EARNINGS PER SHARE (EPS)
Basic (in Rs.) 4.63 4.36 19.92 Diluted (in Rs.) 4.61 4.30 19.72 Aggregate of non promoters shareholding
Number of shares 275,377,965 270,856,611 275,290,320
Percentage of holding 18.87% 18.91% 18.87% Details of expenditure
Items exceeding 10% of total expenditure Staff Cost 16,488 12,769 57,682
* Includes (Increase)/Decrease in finished and processed stocks 457 (126) (800)
Status of Redressal of Complaints received for the period from April 1, 2007 to June 30, 2007
Sl. Nature of Complaints Opening Complaints Complaints No. Balance for the received during disposed during Unresolved Quarter the quarter the quarter
1 Non-Receipt of Securities – 7 7 –
2 Non-Receipt of Annual Reports – 10 10 –
3 Correction / Revalidation of dividend warrants – 92 92 –
4 SEBI / Stock Exchange Complaints – 4 4 –
5 Non-Receipt of Dividend warrants – 106 106 –
Total – 219 219 –
Notes :
1. The above audited financial results were approved by the Board of Directors of the Company at its meeting held on July 19, 2007.
2. The total revenues represent the aggregate revenue and includes all allocable other income and exchange differences which are reported in other income/general and administrative expenses in the financial statements.
3. The Company has designated forward contracts and options to hedge highly probable forecasted transactions based on the principles set out in International Accounting Standard (IAS 39) on Financial Instruments. Until March 31, 2007, the exchange differences on the forward contracts and gain / loss on such options were recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. As of June 30, 2006 and March 31, 2007 the Company had forward /option contracts to sell USD 335.40 million and USD 87 million respectively, relating to highly probable forecasted transactions. The effect of mark to market of the designated contracts as of June 30, 2006 was a loss of Rs 272 million and as of March 31, 2007 was a gain of Rs 105 million. The premium / discount at inception of forward contracts was amortised over the life of the contract.
Effective April 1, 2007, based on the recognition and measurement principles set out in the Exposure Draft of the proposed Accounting Standard (AS-30) on Financial Instruments: Recognition and Measurement, the changes in the derivative fair values relating to forward contracts and options that are designated as effective cash flow hedges of Rs 350 million, has been recognized directly in shareholders’ funds until the hedged transactions occur. Upon occurrence of the hedged transaction, the amounts recognized in the shareholders’ funds would be reclassified into the profit and loss account.
As a result of this change in the quarter ended June 30, 2007, the shareholders’ funds and loans and advances have increased by Rs. 350 million. There was no impact on the profit and loss account.
4. The Company has been granting restricted stock units (RSUs) since October 2004. The RSUs generally vest in a graded manner over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years.
For the quarter ended June 30, 2007, the Company has recorded stock compensation expense of Rs. 271 Million. The Company has been advised by external counsel that the straight line amortization over the total vesting period also complies with the SEBI Employee Stock Option Scheme Guidelines 1999, as amended. However, an alternative interpretation of the SEBI guidelines could result in amortization of the cost on an accelerated basis. If the Company were to amortize cost on an accelerated basis, profit before taxes for the quarter ended June 30, 2006 and 2007 would have been lower by Rs. 26 million and Rs. 61 million respectively. This would effectively increase the profit before tax in later years by similar amounts.
5. The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002 and 2003 aggregating to Rs. 8,100 Million (including interest of Rs. 750 Million). The tax demand was primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The Company had appealed against these demands. In March 2006, the first appellate authority vacated the tax demands for the years ended March 31, 2001 and 2002. The income tax authorities have filed an appeal against the above order.
In March 2007, the first Income tax appellate authority upheld the deductions claimed by the Company under Section 10A of the Act, which vacates a substantial portion of the demand for the year ended March 31, 2003.
In December 2006, the Company received additional tax demand of Rs. 3,027 Million (including interest of Rs. 753 Million) for the financial year ended March 31, 2004 on similar grounds as earlier years. The Company has filed an appeal against this demand. Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favour of the Company and there should not be any material impact on the financial statements.
6. The Board of Directors of the Company has approved on June 6, 2007 the schemes of amalgamation of the following wholly owned subsidiaries with the Company. The amalgamation is subject to the approval of the members, creditors of each of these companies and Wipro Limited and subject to the applicable regulatory approvals.
(i) Wipro Infrastructure Engineering Limited, (ii) Wipro Healthcare IT Limited (iii) Quantech Global Services Limited (iv) Mpact Technology Services Private Limited (v) mPower Software Services (India) Private Limited; and (vi) cMango India Private Limited.
7. The Guidance on implementing AS 15, Employee Benefits issued by the Accounting Standards Board (ASB) provides that exempt provident fund trusts which require employers to meet the interest shortfall are in effect defined benefit plans. The Company’s actuary has informed that it is not practicable to actuarially determine the interest shortfall obligation.
8. The Finance Act, 2007 has introduced Fringe Benefit Tax (FBT) on employee stock options. The difference between the fair value of the underlying share on the date of vesting and the exercise price paid by the employee is subject to FBT. The Company will recover such tax from the employee. The Company’s obligation to pay FBT arises only upon the exercise of stock options and hence the FBT liability and the related recovery will be recorded at the time of the exercise.
9. In July 2007, the Company entered into a definitive agreement to acquire 100% shareholding in Singapore based Unza Holdings Limited (‘Unza’) for USD 246 million. Unza is South East Asia’s largest independent manufacturer and marketer of personal care products. The acquisition provides an opportunity to the Company to expand its presence in South East Asian markets.